

November 21, 2012

Mr. Han Daqing
Chairman and Chief Executive Officer
Telestone Technologies Corporatiom.
Floor 10, Ruida Plaza
No. 74 Lugu Road, Shi Jingshan District
Beijing, China 100040

      Re: Telestone Technologies Corporation
              Form 10-K
              Filed March 30, 2012
              Response dated November 9, 2012
              File No. 001-32503

Dear Mr. Daqing:

      We have reviewed your response letter and have the following comments. As noted in our letter dated September 24, 2012, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 7. Management's Discussion and Analysis

Liquidity and Capital Resources, page 33

1. We note that the fourth paragraph of page 34 discloses that you "receive 60%-70% of the contract value" of your signed contracts "within 4-9 months, another 20-30% in 9-12 months and the remainder in 12-24 months" of the date your contracts are signed. This disclosure does not appear to be consistent with your response to comment four of our letter dated September 24, 2012, which explains that the "big three carriers" in China routinely do not honor their contractual obligations with you. It appears as though you do not in fact "receive" the bulk of your collections on your trade receivables as disclosed in

MD&A.   Please clarify and revise your discussion of liquidity in accordance with Item 303(a)(1) of Regulation S-K to identify the known trends and uncertainties regarding how collections of your trade receivables from your major customers affects your liquidity on a long-term and short-term basis as required by Instruction 5 to item 303(a) of Regulation S-K.

2. We note your response to comment two of our letter date September 24, 2012. We note that the three large state owned telecoms provided 95.4% of your revenues in 2011. We also note in your response to comment that you are unable to exercise significant influence to ask the big three carriers in China to follow the terms as stipulated in your contracts. Refer to Item 303(a)(1) of Regulation S-K and expand your discussion of liquidity to identify and to discuss the uncertainties created by your economically dependence of the "big three carriers" in China.

Financial Statements

Revenue recognition, page F-8

3. We note your responses to comments two and four of our letter dated September 24, 2012. Your responses indicate that:

- You are unable to ask the big three carriers to follow the terms as stipulated in your contracts with them;
- The big three carriers in China do not routinely pay you in accordance with the terms as stipulated in your contracts;
- You have only collected approximately 16% and 14% of amounts due in 2010 and 2011 and;
- You only invoice these customers after payment is received.

In this regard, it is unclear to us how you concluded that persuasive evidence of an arrangement exists. Specifically, tell us in detail why you believe that the terms of the arrangements are substantive considering that your customers routinely do not honor the terms of the arrangements. Tell us in detail why you believe that the fee is fixed or determinable and that collectability is probable considering that you only invoice your customers after payments is received and that you have only collected a small portion of the amounts due. Tell us also of your consideration of whether or not your revenues should be recognized on the installment and/or cost recovery methods in accordance with ASC 605-10-25-3 through 25-5.

4. We note your response to comment two of our letter dated September 24, 2012. Addressing ASC 605-20, tell us in detail how you support your revenue recognition policy for service income. As explained in ASC 605-20-05-1 and 05-2 the scope of this subtopic covers five specific service arraignments. Tell us to what extent your service income is derived from separately priced extended warranty and product maintenance

contracts within the scope of ASC 605-20-05-1a. Describe the contractual terms under which you provide extended warranty and product maintenance services. Please also identify the accounting guidance that is applicable to other sources of your service income as applicable.

Allowance for doubtful accounts, page F-10

5. We note your response to comment four of our letter dated September 24, 2012.   The chart provided in the response suggests that after 2009 you have collected only approximately 14% to 16% of your billed and outstanding gross trade receivables each year. Please provide us with an aging schedule for your accounts receivable as of each balance sheet date beginning with December 31, 2009.   For the receivables collected during each period quantify for us the amounts pertaining to service income and to equipment sales. Quantify how much of each year's collections pertained to revenues recorded in the current fiscal year and how much pertained to each prior period.

6. We note your responses to comments three, six and seven of our letter dated September 24, 2012. You indicate that your contracts are completed in a short amount of time. Therefore, it appears that the accounting guidance of ASC 210-10-45-3 is applicable because your business has several short operating cycles occurring during a fiscal year. Please note that under this guidance, a one year-time frame should be used as a basis for the segregation of current assets form non-current assets. Tell us in detail how you have considered ASC 210-10-45-3 in your analysis and why you continue to believe that your current presentation is appropriate.

7. We note your response to comment six also states that you have "the contractual right to demand for payment upon customers' acceptance despite (your) customers' … practice of delaying payments".   Given your customers' practice of ignoring your contractual rights in this regard and given your response to comment four indicating that you are unwilling to assert and to enforce those contractual rights tell us why you believe such "contractual right(s) to demand for payment" have economic substance.   Further, it is unclear to us how your trade receivable can be reasonably expected to be realized in cash during a normal business cycle per ASC 310-10-20. Please advise and provide us with an analysis of as of each balance sheet date quantifying the amounts of trade receivable outstanding for which your contractual right to timely payment has not been honored.

11. Income Taxes, page F-20

8. We have considered your response to comment seven of our letter dated September 24, 2012. Because your unbilled/uninvoiced trade receivables reflect events that have been recognized in your financial statements, and because your unbilled/uninvoiced trade receivables will be invoiced after they are collected, it appears as though a substantial portion of your unbilled/uninvoiced trade receivables reflect events that will results in amounts that will be taxable in future years, it appears as though these transactions meet

the definition of a Temporary Difference provided in ASC 740-10-20. As previously requested, please revise to include the disclosures required by ASC 740-10-50. In particular, address the deferred tax assets and liabilities arising from your PRC subsidiaries' use of an "invoice basis" with which to recognize revenues for PRC tax purposes as disclosed in the last paragraph of age F-26.

9. We note on page F-26 that you follow a different revenue recognition accounting policy for financial statements and for income tax purposes. For PRC tax reporting purposes you recognize revenue on an" invoice basis" instead of when goods are delivered and services are provided. We also note that although you do not recognize revenue for tax purposes on an "invoice basis", you recognize a full tax provision when goods are delivered and services are provided. Tell us what you mean by "This is not in strict compliance with the relevant laws and regulations". Since you invoice your customers after you receive payment, it appears that you are recognizing revenue for tax purposes on a cash basis. Tell us why you follow this practice and how it is consistent and support your revenue recognition for financial statement purposes.

Please file all correspondence over EDGAR. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

Cc: Jiannan Zhang Ph.D, Esq.